WELLS HOME FARGO MORTGAGE

Management Assertion

As of and for the year ended December 31, 2003, Wells Fargo Home Mortgage, inc. has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers of America's Uniform Single Attestation
Program for Mortgage Bankers. As of and for this same period, Wells Fargo Home Mortgage, Inc. had in effect a fidelity bond along with an errors and omissions policy in the amounts of $100 million and $20 million, respectively.



/s/Pete Wissinger
Chief Executive Officer

/s/Michael J. Heid
Chief Financial Officer

/s/Michael Lepore
Executive Vice President
Loan Servicing

/s/Robert Caruso
Executive Vice President
Servicing Operations